1.6 Proxy Voting Policy

Core Attributes	Do not alter this row, needed for WORD importing process.
Creation Date	01 Jan 2011
Last Review Date	20 Feb 2014
Applicable Laws, Rules, Regulations and Other Identified Risks	Proxy Voting, 17 CFR 275.206(4)-6; Report Of Proxy Voting Record, 17 CFR 270.30b1-4; Investment Advisers Act of 1940 Rule 206(4)-6; Investment Company Act of 1940 Rule 30b1-4

I. Policy Statement

An SEC-registered investment adviser that exercises voting authority over clients' proxies must adopt written policies and procedures that are reasonably designed to ensure that proxies are voted in the best economic interests of clients. An investment adviser's policies and procedures must address how the investment adviser resolves material conflicts of interest between its interests and those of its clients. In addition, an investment adviser must comply with certain record keeping and disclosure requirements with respect to its proxy voting responsibilities. Further, an investment adviser to ERISA accounts has an affirmative obligation to vote proxies for such accounts unless the client expressly retains proxy voting authority.

II. Background/Rationale

Under the Investment Advisers Act of 1940, as amended, an investment adviser with authority to vote proxies on behalf of its clients has a fiduciary duty to vote such proxies in a manner that is in the best economic interest of its clients.

III. Policy Scope / Applicability

This policy applies to the Employees and Managers specified below in the following business units:

●	Global Wealth & Retirement Solutions Alternative Investment Group

IV. Policy Requirements

●	General Requirements
●	Conflicts of Interest
●	Notice to Clients
●	Responses to Client Requests
●	Recordkeeping Requirements

General Requirements

In cases where the Adviser has been delegated voting authority over its Clients' securities, such voting will be in the best economic interests of the Clients or in accordance with applicable law.

The Adviser generally invests on behalf of its Clients in limited partnership interests, limited liability company interests, shares or other equity interests issued by private funds ("Underlying Funds"). The voting rights of investors in Underlying Funds generally are rights of contract set forth in the limited liability company agreement, the limited partnership agreement and other governing documents of the Underlying Funds.

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1.6 Proxy Voting Policy

The Adviser may also invest on behalf of its Clients in high quality, short-term instruments for cash management purposes and may be authorized to acquire securities of private companies. Securities held by a Client that are not Underlying Fund interests are referred to as "Direct Investments".

On rare occasions, a Client may hold securities distributed to it by an Underlying Fund as an "in kind" distribution. In such circumstances, the Adviser will generally liquidate these Direct Investments on the day received, but may continue to hold a security longer when deemed in the best interest of the Client. The Adviser may vote a proxy in the event that a proxy vote is solicited for shareholders of record during the limited time that the Client held the security prior to the security's liquidation.

For Clients that invest in hedge funds, except Legacy BACA Funds which are Registered Funds, it is the Adviser's policy to either retain or waive its Clients' voting rights, depending on whether such retention or waiver is: (i) in the best interests of Clients or (ii) in accordance with applicable law. The best interest of Clients will be determined by HF Origination or the IMG AI team, as appropriate.

For Legacy BACA Funds which are Registered Funds that invest in hedge funds, it is generally the Adviser's policy to waive the Clients' voting rights related to their investments in Underlying Funds by sending a written notification of waiver to each Underlying Fund at the time of investment, or at a reasonable time thereafter. For Legacy BACA Funds which are Private Funds that invest in hedge funds, it is the Adviser's policy for the IMG AI team to periodically monitor the percentage ownership of Underlying Funds held by the Legacy BACA Funds.

For Clients that invest in private equity funds, except with respect to Adverse Measures (as defined below), in determining how the Adviser should vote a security, PE Origination or the IMG AI private equity and real estate due diligence team ("IMG AI PE/RE team"), as appropriate, shall:

●	Recommend to the AI PMIC that a measure should not be adopted if PE Origination or the IMG AI PE/RE team, as appropriate, determines in its discretion that such measure, if adopted:
●	Would result in the affected Client holding a security in violation of such Client's investment objective(s), policies or restrictions; or
●	Has a reasonable probability of materially diminishing the economic value and/or utility of the security in the hands of such Client over the anticipated holding period of such security; and
●	Recommend to the AI PMIC that a measure should be adopted if PE Origination or the IMG AI PE/RE team, as appropriate, determines in its discretion that such measure, if adopted:
●	Would not result in the affected Client holding a security in violation of such Client's investment objective(s), policies or restrictions; and
●	Has a reasonable probability of enhancing the economic value and/or utility of the security in the hands of such Client over the anticipated holding period of such security.

As described herein, most votes cast by the Adviser on behalf of Clients will relate to the voting of limited partnership interests, limited liability company interests, shares or similar equity interests in Underlying Funds in which Clients invest. Such votes are typically by written consent and no investor meeting is generally called. Although determining whether to give consent may not be considered "proxy voting", such action is governed by this Proxy Voting Policy. It is also anticipated that an Underlying Fund may request that a Client either (i) vote in favor of measures that reduce the rights, powers and authority, and/or increase the duties and obligations, associated with the security in question ("Adverse Measures") or (ii) redeem its interests in the Underlying Fund.

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1.6 Proxy Voting Policy

It is expected that AI Origination or the IMG AI team, as appropriate, will ordinarily recommend voting a security in favor of an Adverse Measure only if:

●	AI Origination or the IMG AI team, as appropriate, believes that voting for the Adverse Measure is the only way to continue to hold such security, and that there is a reasonable probability that the benefits that would be conferred on the affected Client by continuing to hold such security would outweigh the adverse effect(s) of such Adverse Measure (e.g., increased fees, reduced liquidity); and
●	Adoption of such Adverse Measure would not result in the Client holding the related security in violation of its investment objective(s), policies or restrictions

Conflicts of Interest

AI Origination and the IMG AI team have an obligation to be alert to potential conflicts of interest on the part of the Adviser, be mindful of other potential conflicts of interest as they pertain to affiliates of the Adviser, or in his or her own personal capacity, with respect to a decision as to how a proxy should be voted. Such associates also have an obligation to bring any such potential conflict of interest to the attention of AI Legal who, together with AI Origination or the IMG AI team, as appropriate, will determine if a potential conflict exists and in such cases contact the AI Conflicts Officer for resolution. The Adviser will not implement any decision to vote such a proxy in a particular manner until the AI Conflicts Officer has:

●	Determined whether AI Origination or the IMG AI team, as appropriate, is subject to a conflict of interest in voting such proxy; and, if a conflict exists,
●	Assessed whether such conflict is material; and, if material,
●	Determined that AI Origination or the IMG AI team, as appropriate, addressed the material conflict in a manner designed to serve the best interests of the affected Client.

Notice to Clients

AI Compliance will deliver a copy of the Adviser's Form ADV Part 2A to all Clients. The referenced document contains a summary of MLAI's proxy voting policies and procedures.

Responses to Client Requests

MLAI will, upon the reasonable request of a current or prospective Client, provide such current or prospective Client with a copy of the then current version of this policy.

MLAI will, upon the reasonable request of a current Client, provide notification of how proxies were voted on behalf of such Client during the prior one year period.

MLAI will track proxy policy and proxy voting record requests it receives from current and prospective Clients.

Recordkeeping Requirements

Records should be retained for a period of not less than six years. Records should be retained in an appropriate office of the Adviser for the first three years. Examples of the types of documents to be maintained as evidence of the Adviser's compliance with this policy may include:

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1.6 Proxy Voting Policy

●	Memorandum Describing Proxy Vote Request
●	AI PMIC and AIIC meeting minutes, as appropriate
●	Proxy Voting Record
●	Records Required for Form N-PX (Registered Funds only)
●	Other documents as prescribed in Rule 204-2(c) under the Advisers Act

In lieu of keeping copies of proxy statements, MLAI may rely on proxy statements filed on the EDGAR system as well as third party records of proxy statements and votes cast if the third party provides an undertaking to provide the documents promptly upon request.

V. Roles and Accountabilities

The heads of HF Origination, PE Origination, the IMG AI team, and their respective direct reports are responsible for supervising the implementation of this policy. In addition, the AI PMIC is responsible for overseeing the implementation of this policy.

VI. Controls and Monitoring

AI Compliance is responsible for monitoring compliance with this policy on an ongoing basis. As needed, but not less than annually, AI Compliance will request from AI Origination and the IMG AI team a list of all proxies voted during a specified period. AI Compliance will examine the way AI Origination and the IMG AI team voted such proxies to determine whether AI Origination and the IMG AI team complied with the policy. Evidence of the review will be kept via a Compliance Monitoring Checklist.

VII. Reporting and Escalation / Exceptions

AI associates must promptly report all unapproved exceptions to this policy to their supervisor, who will report the unapproved exception to the appropriate AI investment committee(s) and the AI Compliance Executive, who together will determine the remedial action to be taken, if any. The AI Compliance Executive will report all exceptions to the Chief Compliance Officer and the Board of Directors of Clients that are Registered Funds, if applicable.

The Chief Compliance Officer will report any exception that is not resolved to his or her satisfaction, that cannot be resolved, or that otherwise suggests a material internal compliance controls issue to AI senior management.

The Adviser may deviate from this policy only with written approval, upon review of the relevant facts and circumstances, from the Chief Compliance Officer.

VIII. Governance / Oversight

GWIM Shared Services Compliance is responsible for facilitating review of this policy at the established frequency with appropriate business and control partners to determine, what, if any, changes may be required. The GWIM Compliance and Registration & Licensing Committee has governance oversight accountability for this policy, and has delegated authority to the GWIM Brokerage Policy Review Working Groups to approve this policy, including any subsequent material changes that may be required.

IX. Related Documents

None.

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1.6 Proxy Voting Policy

X. Questions / Contact Information

Please direct your questions to Fred Wofford at fred.h.wofford@bankofamerica.com.

Policy Attributes	Do not alter this row, needed for WORD importing process. This information will not be displayed on the policy.
Document type	Policy
Review Frequency	Annual
Policy Level	Business Unit/Function/Country Level
Jurisdiction	United States
Governance Committees	GWIM Compliance and Registration & Licensing Committee
Risk Category	Compliance
Compliance Risk Category	251 - Obligations and Duties to Clients/Customers (Level One)
Record Type	CRP025 Policies and Procedures - Corporate - 10 yrs
Risk Framework	No
Risk Appetite	No
Content Owner	Wofford, Fred
Policy Administration Team	GWIM Compliance
Enterprise Reporting Hierarchy	301 - Alternative Investments (Level Five)

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